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EXHIBIT 21

THOMAS GROUP, INC.
SUBSIDIARIES OF THE COMPANY

SUBSIDIARY	JURISDICTION OF INCORPORATION

Thomas Group (Switzerland) GmbH	Switzerland
Thomas Group Swiss Results GmbH	Switzerland
Thomas Group of Sweden, Inc.	Sweden
Thomas Group Asia Pte. Ltd.	Singapore
Thomas Group Hong Kong Limited	Hong Kong
Thomas Group Consulting (Shanghai) Co., Ltd.	China

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  EXHIBIT 21 Page 1 of 1
THOMAS GROUP, INC. SUBSIDIARIES OF THE COMPANY